UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 4
ASSET ACCEPTANCE CAPITAL CORP.
(Name of Subject Company (issuer))
Asset Acceptance Capital Corp. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
04543P100
(CUSIP Number of Class of Securities)
Nathaniel F. Bradley IV
Chairman, President and CEO
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)
Copy to:
Edwin L. Herbert
Vice President and General Counsel
Asset Acceptance Capital Corp.
28405 Van Dyke
Warren, MI 48093
(586) 939-9600
CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**

$37,160,000	$1,140.81
*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,858,000 shares of the outstanding common stock at a price of $20.00 per share in cash.
**	The amount of the filing fee equals $30.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously		Filing Party:	Asset Acceptance Capital Corporation
Paid:	$1,140.81

Form or Registration:	Schedule TO	Date Filed:	May 9, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 9, 2007, as amended by Amendment No. 1 thereto filed with the SEC on May 23, 2007, Amendment No. 2 filed with the SEC on May 29, 2007 and Amendment No. 3 filed with the SEC on June 1, 2007 (“Schedule TO”) by Asset Acceptance Capital Corp., a Delaware corporation (“AACC”), in connection with the offer by AACC to purchase up to 1,858,000 shares of its Common Stock, par value $.01 per share (the “Shares”), at a price of not less than $18.25 per Share nor more than $20.00 per Share, net to the seller in cash, without interest, upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 9, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Offer” and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 4 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.
     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:
     (1) The second sentence of the second paragraph of the top of page ii of the Offer to Purchase is amended and restated in its entirety as follows:
     HOWEVER, THE TENDER OFFER IS SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.
     (2) The third paragraph in “Recapitalization” on page 1 of the Offer to Purchase is amended and restated in its entirety as follows:
     We will obtain the funds needed to finance this return of capital plan with the proceeds of a new $150 million term loan that has been arranged by J.P. Morgan Securities Inc., the dealer manager in this tender offer, as part of a new credit agreement, dated June 5, 2007, among AACC, JPMorgan Chase Bank, N.A, as administrative agent, and a syndication of lenders named therein. This new credit agreement also includes a revised $100 million revolving credit facility.
     (3) The question in the “Summary term sheet” on page 3 of the Offer to Purchase entitled “What if AACC is unable to complete the $150 million term loan as part of the new credit facility?”, and the related answer, are deleted.
     (4) The second sentence of the paragraph in the “Summary term sheet” on page 4 of the Offer to Purchase in answer to the question entitled “How will the completion of the $150 million term loan as part of the new credit facility impact the financial condition of AACC?” is amended to delete the word “proposed.”
     (5) The ninth bullet point in the “Summary term sheet” on page 6 of the Offer to Purchase in answer to the question entitled “Are there any conditions to the tender offer” is deleted.
     (6) Paragraph number (9) in Section 7, “Conditions of the tender offer” on page 30 of the Offer to Purchase is deleted and paragraph number (10) is renumbered as paragraph number (9).
     (7) Section 9, “Source and amount of funds” on pages 31 through 34 of the Offer to Purchase is amended and restated in its entirety with the following:

Section 9. Source and amount of funds
Assuming AACC purchases 1,858,000 shares in the tender offer at the maximum specified purchase price of $20.00 per share, approximately $37.2 million will be required to purchase such shares.
We will obtain the funds needed to finance the Recapitalization, including the tender offer, with the proceeds of a new $150 million term loan that has been arranged by J.P. Morgan Securities Inc., the dealer manager in this tender offer, as part of a new credit agreement, dated as of June 5, 2007, among AACC, JPMorgan Chase Bank, N.A., as administrative agent, and a syndication of lenders named therein (the “New Credit Agreement”). The New Credit Agreement also includes a revised $100 million revolving credit facility.
New Credit Agreement
Under the terms of the New Credit Agreement we have obtained a new $100 million revolving credit facility (the “New Revolving Credit Facility”) and a new $150 million term loan facility (the “New Term Loan Facility” and, together with the New Revolving Credit Facility, the “New Credit Facilities”). The following is a summary of the material terms set forth in the New Credit Agreement.
Revolving Credit Facility. As with our current revolving credit facility, we anticipate using the New Revolving Credit Facility as necessary to supplement our cash flows for acquisitions of purchased receivables, repayment of bank borrowings, purchasing property and equipment and working capital to support growth. The New Revolving Credit Facility also includes an accordion loan feature that will allow us to request a $25.0 million increase in the credit facility, as well as sublimits for $10.0 million of letters of credit and for $10.0 of swingline loans. The New Revolving Credit Facility has a five-year term and a borrowing base calculated from time to time, as (a) a percentage of our amortized cost of the receivable portfolios that we purchase, plus (b) $25.0 million through December 31, 2007, $15.0 million for the period from January 1, 2008 through December 31, 2008, and $0 thereafter, plus (c) the amount of cash on deposit in certain blocked bank accounts, minus (d) the outstanding principal balance of the New Term Loan Facility, minus (e) the amount of certain reserves established by the administrative agent.
Term Loan Facility. The New Term Loan Facility is a $150 million term loan that we will borrow in a single draw to fund the purchase of the shares under the tender offer, finance the purchase of stock under the Stock Repurchase Agreement and, subject to further approval by our board of directors, finance the special one-time dividend. The New Term Loan Facility will mature on June 12, 2013 and will amortize $1.5 million per year (in equal quarterly installments), with any remaining principal balance due at final maturity.
Interest and Fees. The New Credit Facilities will bear interest at a rate per annum equal to, at our option, either:
•	a base rate equal to the higher of (a) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.50%, and (b) the prime commercial lending rate as set forth by the administrative agent’s prime rate, plus an applicable margin which (1) for the New Revolving Credit Facility, will range from 0.0% to 0.75% per annum as determined in accordance with a pricing grid based upon our ratio of consolidated total indebtedness to consolidated adjusted EBITDA, and (2) for the New Term Loan Facility, is 1.0%; or

•	a LIBOR rate, plus an applicable margin, determined by reference to the rate at which eurodollar deposits in the London interbank market for one, two, three, six or twelve months are quoted as adjusted for statutory reserve requirements for eurocurrency liabilities plus an applicable margin which (1) for the New Revolving Credit Facility, will range from 1.25% to 2.25% per annum as determined in accordance with a pricing grid based upon our ratio of consolidated total indebtedness to consolidated adjusted EBITDA, and (2) for the New Term Loan Facility, will range from 2.00% to 2.25% per annum as determined in accordance with a pricing grid based upon our ratio of consolidated total indebtedness to consolidated adjusted EBITDA.
In addition to paying interest on outstanding principal under the New Credit Facilities, we will be required to pay a fee equal to an applicable margin which will range from 0.25% to 0.50% per annum as determined in accordance with a pricing grid based upon our ratio of consolidated total indebtedness to consolidated adjusted EBITDA, on the unused amounts of the New Revolving Credit Facility payable quarterly in arrears. We must also pay customary letter of credit fees, agency fees, arrangement fees and commitment fees.
Voluntary Prepayments and Commitment Reductions. Voluntary prepayments and commitment reductions are permitted, in integral multiples of $1 million and not less than $5 million, subject, in some cases, to certain breakfunding payments.
Mandatory Prepayments. The New Term Loan Facility has mandatory prepayments in amounts equal to:
•	100% of the net cash proceeds from any sale or other disposition of assets not in the ordinary course of business under certain conditions;

•	Commencing with the fiscal year ending on or about December 31, 2008, and each fiscal year end thereafter, a percentage of the annual excess cash flow based on the consolidated total indebtedness to consolidated adjusted EBITDA;

•	100% of the net cash proceeds from the issuance of debt not allowed under the definitive credit agreement; and

•	50% of the net cash proceeds from the issuance of equity.
Collateral and Guarantors. The New Credit Facilities are guaranteed by all of AACC’s existing and future subsidiaries, and are secured by (1) substantially all of our existing and future property and assets, including a pledge of the capital stock of our subsidiaries, and (2) substantially all of the existing and future property and assets of our subsidiaries.
Rating. As part of the closing conditions, we received a debt rating from Moody’s Investors Service Inc. and Standard & Poor’s of B1 and BB, respectively.

Financial Covenants. Financial covenants include the following (with financial terms generally defined by reference to GAAP):
•	Ratio of consolidated total liabilities to consolidated tangible net worth not to be greater than (a) 3.00:1.0 through December 30, 2007; (b) 2.50:1.0 on or after December 31, 2007 through December 30, 2008, (c) 2.00:1.0 on or after December 31, 2008 through December 30, 2009, (d) 1.75:1.0 on or after December 31, 2009 through December 30, 2010, or (e) 1.50:1.0 thereafter.

•	Ratio of consolidated total indebtedness to consolidated adjusted EBITDA not to be greater than (a) 1.25:1.0 through December 30, 2008; (b) 1.125:1.0 on or after December 31, 2008 through December 30, 2010, or (c) 1.0:1.0 thereafter.

•	Consolidated tangible net worth not to be less than the sum of (a) $80.0 million, plus (b) 50% of positive consolidated net income after March 31, 2007.
Restrictive Covenants and Other Matters. The New Credit Agreement contains customary representations and warranties, affirmative and negative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, material inaccuracy of representations and warranties, violations of covenants and a change in control. If such an event of default occurs, the lenders under the New Credit Facilities would be entitled to take various actions, including the acceleration of amounts due under the New Credit Facilities and all actions permitted to be taken by a secured creditor.
Repayment of the New Credit Facilities. We plan to repay any obligations under the New Credit Facilities from our cash flow from operations.
Summary;. The foregoing description is a summary of the material terms of the New Credit Facilities as set forth in the New Credit Agreement, a copy of which is attached as an exhibit to AACC’s Current Report on Form 8-K dated June 5, 2007, and is hereby incorporated by reference to the Tender Offer Statement on Schedule TO of which this Offer to Purchase relates and which has been filed with the Securities and Exchange Commission. Since the terms the New Credit Agreement are more detailed than the summary provided above, we urge you to read the actual provisions in the New Credit Agreement.
     (8) The last three bullet points in Section 10, “Certain financial and other information concerning AACC,” under the heading “Selected Historical and Pro Forma Financial Information” on page 36 of the Offer to Purchase are amended and restated in their entirety with the following:
•	subject to further approval by our board of directors, the payment of the special one-time dividend of $75.0 million intended to be payable after the consummation of the tender offer;

•	the funding of these transactions by borrowing approximately $150 million under the New Term Loan Facility on the terms described in Section 9; and

•	the payment of the related fees and expenses estimated to be approximately $3.2 million.

     (9) The first full paragraph in Section 10, “Certain financial and other information concerning AACC,” under the heading “Selected Historical and Pro Forma Financial Information” on page 36 of the Offer to Purchase (i.e., following the last bullet point on page 36) is deleted in its entirety.
     (10) The table in Section 10, “Certain financial and other information concerning AACC,” on page 37 of the Offer to Purchase under the heading “Selected Historical and Pro Forma Financial Information” is amended and restated in its entirety as follows:

	Fiscal Year Ended December 31, 2006		Quarter Ended March 31, 2007
	Historical	Pro Forma	Historical	Pro Forma
Income statement data:
Total revenues	$254,872,766	$254,872,766	$67,306,027	$67,306,027
Income from operations	$71,686,628	$71,686,628	$16,003,303	$16,003,303
Interest income (expense), net(1)	$1,389,039	$(11,371,644)	$(248,091)	$(3,438,262)
Net income(2)	$45,517,998	$37,529,810	$9,851,253	$7,854,206
Weighted average shares outstanding(3):
Common stock — basic	36,589,408	32,839,408	34,718,820	30,968,820
Common stock — diluted	36,620,577	32,870,577	34,725,992	30,975,992
Earnings per share:
Common stock — basic	$1.24	$1.14	$0.28	$0.25
Common stock — diluted	$1.24	$1.14	$0.28	$0.25
Ratio of earnings to fixed charges(4)	112.02x	6.35x	61.66x	5.63x

	Quarter Ended March 31, 2007
	Historical	Pro Forma
Balance sheet data:
Total assets(5)	$352,193,843	$354,440,343
Current portion of long-term debt	$-0-	$1,125,000
Current liabilities, less current portion of long-term debt(6)	$18,883,457	$22,085,562
Long-term debt(7)	$7,000,000	$155,875,000
Other long-term liabilities	$60,885,930	$60,885,930
Total stockholders’ equity(8)	$265,424,456	$114,468,851
Shares outstanding	34,698,625	30,948,625
Net book value per share	$7.65	$3.70

(1)	Represents incremental interest expense related to the term loan credit facility of $12.4 million and $3.1 million for the year ended December 31, 2006 and quarter ended March 31, 2007, respectively, assuming a rate of 8.25%, which was the blended 2006 rate for interest paid on our line of credit. A 1/8% change in the interest rate on our pro forma indebtedness would change pro forma interest expense by approximately $0.2 million on an annual basis. Adjustment also includes amortization of deferred financing costs of $0.4 million and $0.1 million for the year ended December 31, 2006 and quarter ended March 31, 2007, respectively.

(2)	Includes the impact of the estimated tax effect resulting from the pro forma adjustments at an income tax rate of 37.4%.

(3)	Reflects the reduction in the weighted average number of shares outstanding resulting from this offer and the Seller repurchase.

(4)	The ratio of earnings to fixed charges for the fiscal year ended December 31, 2005 was 146.05x.

(5)	Reflects $2.2 million in debt issuance costs to be capitalized and amortized over future periods.

(6)	Includes transaction fees and expenses of approximately $3.2 million.

(7)	Reflects an increase in long-term borrowings to finance $75.0 million of share repurchases pursuant to the offer and the $75.0 million special dividend, less current portion.

(8)	Reflects a reduction of $151.0 million in shareholders’ equity consisting of (i) $75.0 million for the repurchase of Common Shares pursuant to the offer, (ii) $75.0 million for the anticipated special cash dividend and (iii) the impact to retained earnings of $1.0 million for tender offer costs.

     (11) The following disclosure is added to Section 11, “Interest of directors and executive officers; transactions and arrangements concerning shares”, under the caption “Agreements, arrangements or understandings — 2004 Stock Incentive Plan”, as the second full paragraph on page 42 (i.e., immediately preceding the caption “Other”):
In addition, on February 16, 2007, we also granted an immediately exercisable incentive stock option to William Pickard, one of our directors, for 301 shares of common stock at an exercise price per share of $15.56, in lieu of part of the annual retainer fees payable for his services as a member of our board of directors.
ITEM 12.Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following:
(b)(ii)	Credit Agreement, dated as of June 5, 2007, among AACC, the Lenders Party Thereto and JPMorgan Chase Bank, National Association as Administrative Agent (incorporated by reference to AACC’s Current Report on Form 8-K, Item 1.01, dated June 5, 2007).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Nathaniel F. Bradley IV

Chairman, President and Chief Executive Officer

June 5 , 2007